111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

June 21, 2021

VIA EDGAR CORRESPONDENCE

Quinn Kane
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VI (the “Trust”)
File Nos. 333-182308; 811-22717

Dear Mr. Kane:

This letter responds to your additional comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on March 15, 2021 (the “Registration Statement”). The Registration Statement relates to the First Trust Indxx Global Medical Devices ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff notes the prospectus states, “The example assumes that you invest $10,000 in the Fund for the time periods indicated.” Pursuant to the requirements of Form N-1A, please revise this sentence as follows:

“The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods.”

Response to Comment 1

The prospectus has been revised in accordance with the Staff’s comment.

Comment 2 – Principal Investment Strategies

Please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. Pursuant to Investment Company Names, Investment Company Act of 1940, Release No. IC-24828 at n.42, dated January 7, 2001, the Fund could include a policy that under normal market conditions, it will invest significantly (e.g., 40% of its net assets) in securities of non-U.S. issuers and invests in the securities of issuers located in at least three countries.

Response to Comment 2

The Fund’s name has been changed from “First Trust Indxx Global Medical Devices ETF” to “First Trust Indxx Medical Devices ETF” in order to remove the word “Global.”

Comment 3 – Principal Investment Strategies

Please disclose whether the Fund follows a replication or sampling strategy when using its indexing investment approach.

Response to Comment 3

In response to the Staff’s comment, the following disclosure has been added:

The Fund will generally employ a full replication strategy, meaning that it will normally invest in all of the securities comprising the Index in proportion to their weightings in the Index.

Comment 4 – Principal Risks

Please include a concentration risk consistent with the Fund’s policy to be concentrated to the extent that the Index is concentrated. Additionally, please consider the appropriateness of the reference to “asset class” in Significant Exposure Risk.

Response to Comment 4

In response to the Staff’s comment, the following risk has been added:

CONCENTRATION RISK. The Fund will be concentrated (i.e., invest more than 25% of Fund assets) in the industries or group of industries within a single sector to the extent that the Index is so concentrated. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

Comment 5 – Principal Risks

Please include a reference to depositary receipts in the strategy discussion, consistent with the inclusion of Depositary Receipts Risk.

Response to Comment 5

The Fund notes that the disclosure currently states: “[t]he Index is composed of common stock and depositary receipts issued by U.S. and non-U.S. companies that comprise the medical devices industry,”

Comment 6 – Principal Risks

Please disclose, if accurate, that the Fund will have significant exposure to small-cap companies, consistent with the inclusion of Smaller Companies Risk.

Response to Comment 6

In response to the Staff’s comment, the disclosure has been revised as follows:

As of June 17, 2021, the Fund had significant exposure to health care companies and small-cap companies.

Comment 7 – Additional Information on the Fund’s Investment Objective and Strategies

If available, please include additional disclosure regarding the Index methodology and security selection strategy of the Fund.

Response to Comment 7

The Fund confirms that the disclosure, as currently presented, is complete and appropriate for investor comprehension.

Comment 8 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes the prospectus states, “The Index Provider may, from time to time, exercise reasonable discretion as it deems appropriate in order to maintain Index integrity.” Please provide additional detail to what this disclosure means and what it entails in practice.

Response to Comment 8

In response to the Staff’s comment, the disclosure has been revised to state:

The Index Provider reserves the right to use qualitative judgment to include, exclude, adjust, or postpone the inclusion of a stock in the Index. Continued Index membership of a constituent is not necessarily subject to the guidelines provided in the Index methodology. A stock may be considered for exclusion by the Index Provider on the basis of corporate governance, accounting policies, lack of transparency and lack of representation, despite meeting all the criteria provided in the Index methodology.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren